EXHIBIT 99.1

AMERICAN CAPITAL STRATEGIES, LTD.

Computation of Earnings to Fixed Charges

($ in Millions)

(Unaudited)

	For the Quarter Ended March 31,	For the Year Ended December 31,
	2007	2006	2005	2004	2003	2002
Earnings:
Net increase in net assets resulting from operations	$134	$895	$365	$281	$118	$20
Income tax provision (benefit), including excise tax	(2)	28	13	2	—	—

Total earnings before taxes	$132	$923	$378	$283	$118	$20

Fixed Charges:
Interest expense	$62	$190	$101	$37	$19	$14
Rent expense interest factor (1)	1	3	1	1	1	1

Total fixed charges	$63	$193	$102	$38	$20	$15

Earnings available to cover fixed charges	$195	$1,116	$480	$321	$138	$35
Ratio of earnings to fixed charges	3.1	5.8	4.7	8.4	6.9	2.4

(1)	Represents a reasonable approximation of the interest factor.